Exhibit 99.1

Hydro One Limited Announces Election of Directors

TORONTO, June 24, 2025 – Hydro One Limited (Hydro One) (TSX: H), announced today that the nine nominees listed in its Management Information Circular, dated April 28, 2025, have been elected as directors at the Annual and Special Meeting of Shareholders held earlier today.

A total of 504,530,595 shares representing 84.12% of Hydro One’s issued and outstanding common shares were voted in connection with the meeting.

The detailed voting results for the director elections are outlined below.

Director	Votes For (Percent)	Votes Withheld (Percent)
David Hay	99.46%	0.54%
David Lebeter	99.87%	0.13%
Stacey Mowbray	99.82%	0.18%
Mitch Panciuk	99.71%	0.29%
Mark Podlasly	99.87%	0.13%
Helga Reidel	99.73%	0.27%
Melissa Sonberg	99.28%	0.72%
Brian Vaasjo	99.20%	0.80%
Susan Wolburgh Jenah	97.75%	2.25%

Additionally, all other matters voted on at the Annual and Special Meeting of Shareholders were approved. Final voting results on all matters voted on at the Annual and Special Meeting of Shareholders will be available shortly at https://www.hydroone.com/about/corporate-information/governance/annual-shareholder-meeting-materials and will be filed with Canadian and U.S. securities regulators.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

For more information about Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Investors: Investor.Relations@HydroOne.com, 416-345-5943

Media: Media.Relations@HydroOne.com, 1-877-506-7584 (toll free in Ontario) or 416-345-6868